[Letterhead of]
Dorsey & Whitney LLP
[Toronto Office]
416 367 7370
November 15, 2007
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-3628
Attn: Mr. Daniel F. Duchovny
VIA FACSIMILE AND EDGAR

Re:	Goldbelt Resources Ltd.
Schedule 14D-9F filed November 5, 2007
SEC File No. 005-46615
Dear Mr. Duchovny:
          On behalf of our client, Goldbelt Resources Ltd. (“Goldbelt”), we are responding to the letter dated November 14, 2007 (the “Comment Letter”) from Daniel F. Duchovny, Special Counsel of the Securities and Exchange Commission (the “Commission”). Concurrently herewith we transmit for filing Amendment No. 1 to Goldbelt’s Schedule 14D-9F (the “Schedule 14D-9F”)
          Set forth below are the responses to the Comment Letter provided to us by Goldbelt. For ease of reference, each comment contained in the Comment Letter appears directly above the parties’ corresponding response.
Schedule 14D-9
Notice to Shareholders in the United States, page i
1.	The legend appearing here does not appear to comply with the instruction in Part I, Item 2 of Schedule 14D-9F. Please revise.
          Response: The Schedule 14D-9F has been amended to include the requested legend.
Exhibit 1.1
2.	We note in this press release that you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone

Securities and Exchange Commission
November 15, 2007

Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.
          Response: Goldbelt confirms that it will avoid making reference to the Private Securities Litigation Reform Act of 1995 in all future communications in connection with the tender offer.
3.	Pleaser tell us your basis for your disclosure stating that you “disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.”
          Response: Goldbelt is aware that tender offers are not entitled to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Goldbelt confirms that it will update its disclosure to reflect all material information during the course of the tender offer.
Closing Comment
          On behalf of our client Goldbelt, we hereby confirm to you Goldbelt’s acknowledgements of the following matters:
          ·     Goldbelt is responsible for the adequacy and accuracy of the disclosure in the filing;
          ·     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          ·     Goldbelt may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*      *      *      *      *      *

Securities and Exchange Commission
November 15, 2007

          We believe that the Schedule 14D-9F responds completely to all of the issues raised in the Comment Letter. If you have any questions regarding this letter or the Schedule 14D-9F, please feel free to contact me at (416) 367-7373.
Sincerely,

/s/ Gil I. Cornblum

Gil I. Cornblum

cc:	Alexander Dann
(Goldbelt Resources Ltd.)

John Sabine
Sander Grieve
Linda Misetich
(Fraser Milner Casgrain LLP)